Exhibit 1

ASX Announcement

17 May 2010

St.George portfolios achieve advanced accreditation under Basel II

Westpac has been informed by the Australian Prudential Regulation Authority (APRA) that the St.George portfolios had received advanced accreditation under Basel II.

Accreditation will be effective on 30th June 2010.

In its First Half 2010 results, Westpac indicated that achieving Basel II advanced accreditation for the St.George portfolios was expected to be positive for Westpac’s capital ratios.

The St.George portfolios will be reported under the advanced methodologies for credit and operational risk in Westpac’s June 2010 Pillar 3 Report.

Ends.

For further information

Jane Counsel	Andrew Bowden
Media Relations	Investor Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3443	Ph: 02 8253 4008

Westpac Banking Corporation

ABN 33007457141